

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2023

Garth Hankinson
Chief Financial Officer
Constellation Brands, Inc.
207 High Point Drive, Building 100
Victor, New York 14564

> **Re: Constellation Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2022**
> **Filed April 21, 2022**
> **Form 8-K**
> **Filed April 7, 2022**
> **File No. 001-08495**

Dear Garth Hankinson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed on April 7, 2022

Exhibit 99.1
Summarized Segment and Income (Loss) from Unconsolidated Investments Information, page 12

1. We note your tabular presentations include numerous amounts; however, it is not clear if or how the amounts presented reconcile to consolidated amounts. In this regard, please address the following in future filings:
   • Clarify and explain if or how the separate segment operating income (loss) amounts reconcile to consolidated operating income (loss) amounts;
   • Clarify and explain if or how the separate segment income (loss) from unconsolidated investments amounts reconcile to consolidated income (loss) from unconsolidated investments amounts; and

     • Clarify or explain why the amounts identified as Canopy equity earnings (losses) appear to represent comparable non-GAAP amounts rather than reported GAAP amounts.

2. We note you present a financial measure you identify as Consolidated EBIT; however, it appears the measure is adjusted for items you identify as comparable adjustments; does not represent Consolidated EBIT presented in your consolidated statements of operations; is the same as a measure you also identify as Comparable EBIT; and is not appropriately reconciled to the most directly comparable GAAP measure. Please explain how you determined the title of this measure and related presentation is appropriate based on the guidance in Questions 100.05, 103.01 and 103.02 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures or tell us how you plan to revise the disclosures in future filings.

Reconciliations of GAAP to Non-GAAP Financial Measures, page 13

3. We note your reconciliations of GAAP to Non-GAAP Financial Measures presented on pages 13 and 15. We also note the format of the reconciliations remained unchanged in Earnings Releases you filed under Form 8-K in connection with your FY 2023 Form 10-Qs, including the Form 8-K you filed on January 5, 2023. It appears the reconciliations essentially represent non-GAAP income statements. Please explain to us how you determined the reconciliations are appropriate based on the revised guidance in Question 102.10 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures or tell us how you plan to revise them in future filings.

4. We note your disclosures related to comparable adjustments on pages 14 and 16; however, it is not clear your disclosures are appropriate and fully comply with the requirements of Item 10(e)(1)(i)(B) of Regulation S-K, which requires separate quantification and disclosure of each non-GAAP adjustment, or the guidance in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, which prohibits adjustments related to normal operating expenses. Please explain to us why you believe the current adjustments and related presentation is appropriate or tell us how you plan to revise future filings.

5. We note you present certain non-GAAP financial measures in which you exclude the impact of Canopy, an equity method investment. Please explain to us how you determined the non-GAAP financial measures are appropriate based on the guidance in Question 100.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures or tell us how you plan to revise them in future filings.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ernest Greene, Staff Accountant at 202-551-3733 or Anne McConnell, Staff Accountant at 202-551-3709 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing